BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006

Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                            February 13, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn.:   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on
           ROGUE WAVE SOFTWARE



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures







                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

              (Amendment No.     1) *
                   --------


               ROGUE WAVE SOFTWARE
                 NAME OF ISSUER :

               Common Stock:  $.001 Par Value
           TITLE OF CLASS OF SECURITIES

                    775369101
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [ ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)

                                    Page 2 of 6

CUSIP No. 775369101

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporation.

NUMBER OF     5. SOLE VOTING POWER

SHARES
BENEFICIALLY  6. SHARED VOTING POWER

OWNED BY
EACH          7. SOLE DISPOSITION POWER

REPORTING
PERSON        8. SHARED DISPOSITION POWER

WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK

                                      Page 3 of 6
CUSIP No. 775369101


Item 1 (a)  NAME OF ISSUER:

            ROGUE WAVE SOFTWARE

Item 1 (b)  ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
            OFFICES:

            850 SW 35th Street
            Corvallis, OR  97333

Item 2 (a)  NAME OF PERSON FILING:

            Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company.


Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            130 Liberty Street
            New York, New York 10006

Item 2(c)   CITIZENSHIP:

            Bankers Trust New York Corporation, and its wholly - owned subsidary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New
            York.

Item 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock:  Par Value $.001

Item 2 (e)  CUSIP NUMBER:

            775369101

CUSIP No. 775369101                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

          For Bankers Trust company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

Item 4     OWNERSHIP:

          As of December 31, 1997

  (a)   Amount Beneficially Owned:




  (b)  Percent of Class:



   (c) Number of shares as to which the Bank has:

   (i) Sole power to vote or to direct the vote -



   (ii) Shared power to vote or to direct the vote -



   (iii) Sole power to dispose or to direct the disposition of -



   (iv) Shared power to dispose or to direct the disposition of -



CUSIP No. 775369101                  Page 5 of 6


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF
          MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      Page 6 of 6
CUSIP No. 775369101


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:               as of December 31, 1997

Signature:      Bankers Trust New York Corporation

By :           /s/James T. Byrne, Jr.

Name :            James T. Byrne, Jr.

Title:          Secretary



                        EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York Corporation to Bankers Trust Company is shown below:


         Bankers Trust New York Corporation

                         |
                       100%
                         |

                Bankers Trust Company